SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 11, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, September 11, 2024 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), reported that its board of directors has resolved to (i) to approve the corporate reorganization process through the merger by absorption with CENTRO DE ENTRETENIMIENTOS LA PLATA S.A (CELAP), where IRSA will be the absorbing company and CELAP will be the absorbed company, by signing the respective Preliminary Merger Agreement, and (ii) call a General Ordinary and Extraordinary Shareholders’ Meeting to be held virtually on October 28, 2024, at 12:00 p.m. at first call, and at 01:00 p.m. at second call, from the corporate premises located at Carlos María Della Paolera 261, 9th Floor, City of Buenos Aires, according to the following agenda:

1.
APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
2.
CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
3.
CONSIDERATION OF THE FINANCIAL RESULT FOR THE FISCAL YEAR ENDED JUNE 30, 2024, AMOUNTING A LOSS OF $ 18,376,813,259.44 (EIGHTEEN BILLION THREE HUNDRED SEVENTY-SIX MILLION EIGHT HUNDRED THIRTEEN THOUSAND TWO HUNDRED FIFTY-NINE PESOS WITH 44/100 CENTS). CONSIDERATION OF THE APPLICATION OF VOLUNTARY RESERVES TO ABSORB ACCUMULATED NEGATIVE RESULTS. CONSIDERATION OF THE DISTRIBUTION OF DIVIDENDS PAYABLE IN CASH AND/OR IN KIND FOR UP TO $ 90,000,000,000 (NINETY BILLION PESOS) WITH VOLUNTARY RESERVES. DELEGATION TO THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THE PROPORTION OF DIVIDENDS TO BE PAID IN CASH AND/OR IN KIND.
4.
CONSIDERATION OF THE ALLOCATION OF THE REMAINING VOLUNTARY RESERVES TO SPECIFIC PURPOSES (FUTURE DIVIDENDS, SHARE BUYBACKS, AND/OR PROJECTS RELATED TO THE COMPANY’S BUSINESS PLAN) AND DELEGATION OF THEIR APPLICATION AND DISPOSITION TO THE COMPANY’S BOARD OF DIRECTORS.
5.
CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
6.
CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
7.
CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS ($ 13,323,000,000 (THIRTEEN BILLION THREE HUNDRED TWENTY-THREE MILLION PESOS), ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2024, WHICH RECORDED A COMPUTABLE TAX CREDIT IN ACCORDANCE WITH THE REGULATIONS OF THE ARGENTINE SECURITIES COMMISSION.
8.
CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR $ 16,876,719 (SIXTEEN MILLION EIGHT HUNDRED SEVENTY-SIX THOUSAND SEVEN HUNDRED NINETEEN PESOS, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
9.
DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.
10.
APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
11.
APPOINTMENT OF CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDING JUNE 30, 2025.
12.
APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
13.
CONSIDERATION OF THE DISTRIBUTION OF UP TO 25,700,000 (TWENTY-FIVE MILLION SEVEN HUNDRED THOUSAND) OWN SHARES TO THE SHAREHOLDERS IN PROPORTION TO THEIR HOLDINGS PURSUANT TO THE PROVISIONS OF SECTION 67 OF LAW NO. 26,831.
14.
RATIFICATION OF THE CASH DIVIDEND DISTRIBUTION MADE ON MAY 2, 2024, THROUGH THE REVERSAL OF RESERVES.
15.
CONSIDERATION OF THE APPLICATION OF TREASURY SHARES TO THE IMPLEMENTATION OF AN INCENTIVE PLAN FOR THE COMPANY’S MANAGEMENT AND DIRECTORS FOR UP TO 1% OF THE ISSUED SHARES. AUTHORIZATIONS FOR THE SUBMISSION OF THE COMPENSATION PROGRAM TO THE ARGENTINE SECURITIES COMMISSION.
16.
CONSIDERATION OF THE REQUEST FOR ISSUANCE AND SUPPLEMENTARY PUBLIC OFFERING OF COMMON SHARES DUE TO THE ADJUSTMENT IN THE NUMBER OF SHARES TO WHICH THE OPTIONS ISSUED UNDER THE CAPITAL INCREASE AUTHORIZED BY RESOLUTION NO. RESFC-2021-20968-2021 APN-DIR#CNV DATED FEBRUARY 8, 2021, OF THE ARGENTINE SECURITIES COMMISSION ARE ENTITLED TO. DELEGATION TO THE BOARD OF DIRECTORS FOR ITS IMPLEMENTATION WITH THE BROADEST POWERS.
17.
CONSIDERATION OF THE MERGER BY ABSORPTION OF CENTRO DE ENTRETENIMIENTOS LA PLATA S.A. (“CELAP”) WITH IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA AND APPROVAL OF THE SEPARATE AND CONSOLIDATED FINANCIAL STATEMENTS OF THE MERGER PREPARED FOR THIS PURPOSE. CONSIDERATION OF THE PRIOR MERGER AGREEMENT BY ABSORPTION. AUTHORIZATIONS AND DELEGATIONS AND APPOINTMENT OF REPRESENTATIVES TO EXECUTE THE FINAL AGREEMENTS AND OTHER PROCEDURES.
18.
AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION, BOLSAS Y MERCADOS ARGENTINOS S.A., CAJA DE VALORES S.A. AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.

  Note:  The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA. Pursuant to the provisions of Section Twenty Four of the bylaws and the rules of the Argentine Securities Commission, the shareholders’ meeting will be held remotely from the corporate headquarters located at Carlos María Della Paolera 261, Floor 9, City of Buenos Aires, and shareholders who are willing to do so will have the possibility to attend the meeting in person, provided that they communicate such decision upon sending their notice of attendance and/or until the date of expiration of the statutory term established for giving notice of attendance. To such end, the email address l.huidobro@zbv.com.ar is available for registering attendance at the shareholders’ meeting by electronic means and for sending the certificates issued by Caja de Valores S.A. obtained by the shareholders. The term for giving notice of attendance at such email address expires on September 22, 2024 at 3:00 p.m., pursuant to the provisions of Section 238 of the General Companies Law. Shareholders shall provide the following data: first and last name or full corporate name; identity document type and number, or registration data, specifying the Register where they are registered and their jurisdiction; and domicile where they are located for purposes of recording it at the shareholders’ meeting. Moreover, if they are to be represented by a legal representative and/or an attorney-in-fact, the shareholders who decide to participate remotely shall send the same data regarding the proxies who shall attend the meeting on their behalf, as well as the documents evidencing their capacity, duly authenticated, in PDF format, to the email address mentioned in this notice, on or before September 22, 2024 (pursuant to Section 238 of the General Companies Law). Shareholders’ proxies who decide to participate in person may evidence their capacity as such by producing their qualifying documents to the Issuer on the same date of the meeting. Shareholders who give notice of their attendance through the email address mentioned above shall also provide their contact details (telephone and email) for the Company to keep them updated of any potential measures that could be adopted in connection with the Shareholders’ Meeting. The Company shall send a receipt to all shareholders who registered their names by email sent to the above mentioned address, which shall be required in order to attend the Shareholders’ Meeting. Moreover, shareholders who are local or foreign legal entities shall identify the final beneficial holders of such shareholders’ stock capital and the number of shares to be voted by them. The videoconference system to be used to hold the meeting may be accessed to by the shareholders who have given notice of their assistance, through the link to be sent to them, including the applicable instructions, to the email address reported by the shareholders. The system to be used will be the Zoom application, which will allow: (i) to secure free access of all the shareholders who were duly identified or their accredited proxies with validated qualifying instruments, including in all cases a copy of their identity document (DNI), and the access of the remaining participants at the meeting (directors and statutory auditors, among others); (ii) the possibility to participate at the shareholders’ meeting by speaking and voting, through simultaneous transmission of sound, images and words all throughout the meeting, ensuring the principle of equal treatment to all participants; and (iii) digital recording of all the development of the meeting and storage of a copy in digital format for a term of 5 (five) years, which shall be available to the shareholders upon request. Upon voting each item of the agenda, each shareholder will be requested to express the sense of their vote, which may be given verbally. The minutes of the shareholders’ meeting will record the attendants and capacity in which they acted, the place where they were located, and the technical means used. The minutes will be executed within five (5) business days after the meeting. It should be noted that upon dealing with items 4, 13, 14, 15, 16 and 17 on the Agenda, the Shareholders’ Meeting shall qualify as extraordinary, and a quorum of 60% will be required and pursuant to the provisions of Section 237 of the General Companies Law, as the meeting has been convened on first and second call simultaneously, if the Shareholders’ Meeting were held on second call because no quorum was reached at the first call, since IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA is a company whose shares are publicly offered, it will be possible to deal only with those Agenda items that correspond to ordinary shareholders’ meetings and an extraordinary meeting must be held in second call to address the corresponding agenda items within the period established in the referred article and in accordance with the call provisions stipulated therein.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
September 12, 2024		Responsible for the Relationship with the Markets